Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Set forth below is a form of email sent to Factorial investors on March 30, 2026.

Subject: You can now access Factorial’s S-4 Public Filing

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Dear [first name],

We are pleased to share that Factorial and Cartesian Growth Corporation III (Nasdaq: CGCT) have reached another milestone in our previously announced transaction with the public filing of an S-4 registration statement with the SEC

Click to Access the S-4 Filing

Recent News
Factorial Drives Solid-State Battery Expansion to Drones and Robotics with IQT and Strategic Partners	Factorial and PhilEnergy Sign MOU to Accelerate All-Solid-State Battery Manufacturing	Karma Automotive and Factorial Announce First Solid-State Battery Production Program in the U.S. for Passenger Vehicles
🔗 Read press release	🔗 Read press release	🔗 Read press release

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding future events or the future financial or operating performance of Factorial Inc., a Delaware corporation (“Factorial”) or Cartesian Growth Corporation III, a Cayman Islands exempted company (“Cartesian III”). For example, projections of Factorial’s future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements should not be relied upon as representing Cartesian III’s and Factorial’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Cartesian III, Factorial nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination between Factorial and Cartesian III (“Business Combination”), pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial, as amended. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial have filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes and will include a preliminary and definitive proxy statement/prospectus to be distributed to Cartesian III’s shareholders in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed business combination and other matters to be described in the Form S-4. After that registration statement has been filed and declared effective, Cartesian III will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters described in the registration statement to Factorial stockholders and Cartesian III shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Cartesian III with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.